Exhibit 99.67

Akumin Reports the Results of its

Annual General and Special Meeting

May 14, 2020 – Toronto, ON – Akumin Inc. (“Akumin” or the “Corporation”) (TSX: AKU.U; AKU) held its annual general and special meeting of shareholders (the “Meeting”) today, May 14, 2020, on a virtual meeting platform. A total of 45,143,644 shares, representing approximately 64.44% of shares outstanding, were represented in person or by proxy at the meeting.

Further to TSX reporting requirements, the voting in relation to the election of directors was conducted at the Meeting and the results were as follows:

	Votes For	Votes Withheld	Not Voted
Nominee	# (%)	# (%)	#
Thomas Davies	43,450,809 (96.498%)	1,577,047 (3.502%)	115,788
Stan Dunford	45,024,656 (99.993%)	3,200 (0.007%)	115,788
Murray Lee	43,450,809 (96.498%)	1,577,047 (3.502%)	115,788
James Webb	43,450,809 (96.498%)	1,577,047 (3.502%)	115,788
Riadh Zine	45,024,156 (99.992%)	3,700 (0.008%)	115,788

The appointment of the auditors, as described in the Corporation’s management information circular dated April 7, 2020 (the “Circular”), was duly approved by the requisite number of votes. The shareholders also passed resolutions described in the Circular for the approval of the unallocated options and RSUs under the Corporation’s option and RSU plans, respectively, until May 14, 2023.

Finally, the shareholders passed, as a special resolution and as further described in the Circular, a motion granting the board of directors of the Corporation the authority, to be exercised in its discretion, to conduct a stock consolidation of up to 3-to-1 common shares at any time prior to May 15, 2021. Under the resolution, the board is authorized to revoke the approval at any time if the board determines in its discretion the revocation is in the best interests of the Corporation.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com